Celsion Corporation

Innovation in oncology

NASDAQ: CLSN

December, 2010



Safe Harbor Statement

Except for historical information, the statements made in this presentation are forward-looking statements and are subject to certain risks, uncertainties and assumptions. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation, and we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made or to conform these statements to actual results. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Celsion Corporation

Celsion Highlights



- Phase III oncology company addressing largest unmet need in oncology, HCC
- Technology provides highly effective targeted delivery of known chemotherapeutics
- ThermoDox® is in two registrational trials with accelerated commercialization potential
  - SPA granted
  - Fast Track Designation
  - 505(b)2 Eligible
  - Orphan Drug
  - NIH “Priority Trial” in Liver Cancer
- Represents billion dollar global market opportunity

Celsion Corporation

Commercially Focused Pipeline

ThermoDox Clinical Programs


IINDICATION
RESEARCH
PRECLINICAL
PHASES 1-2
PHASE 3
Current Programs
Planned Programs
Primary Liver Cancer (HCC)
HEAT Study
RCW Breast Cancer (RCW)
DIGNITY Study
Colorectal Liver Mets (CRLM)
Painful Bone Mets

Lysolipid Thermally-Sensitive Liposomes (LTSL)
Optimizing Chemotherapeutics Through Improved Delivery

- Exclusive world-wide license from Duke University
- Intravenously administered, heat-activated liposomes or “artificial cells”
- At 100nm, liposomes concentrate through leaky blood vessels at the tumor site
- FDA approved heat energy sources release locally high concentration of chemotherapeutic
- High drug concentrations in target tissue overwhelm tumor resistance

Artificial cells coined “nano-soccer ball”



ThermoDox is 100 nm, a Fraction of RBC & WBC



Rapid Release of Drug Through Pores

<39°C   >39°C


Heat
40°c

Celsion Corporation

ThermoDox Delivers High Concentrations of Chemotherapy Directly to Tumor

IN VITRO Drug release occurs at clinically achievable temperature



Clinically heatable temperature range 39.5°C - 42°C
% Doxorubicin Released
100
90
80
70
60
50
40
30
20
10
0
Doxil ®
ThermoDox
ThermoDox® drug released in 20 seconds
Body temperature 37°C
30
32
34
36
38
40
42
44
Temperature C°

IN VIVO After 1 hour at 42°C, heat-sensitive formulation delivered most drug to tumor



Total Doxorubicin in Tumor (ng/mg)
30
25
20
15
10
5
0
Free doxorubicin
Non temp sensitive liposome
Temp. sensitive liposome
34ºC
42ºC

Celsion Corporation

ThermoDox Provides Superior Therapeutic Activity

Mouse Tumors Heated at 42°C for 1 Hour After IV Administration



ThermoDox
Doxil
25 ng/mg ≈ 43 µM Doxorubicin
Amount of Dox bound to DNA, RNA
Amount of Dox still inside liposomes or bound to protein
30
25
20
15
10
5
0
-5
D34 NT34 LT34
D42 NT42 LT42



Free Dox
Days



Doxil
NTSL
42°C
5V
35 days
Days



ThermoDox
LTSL
42°C
5V
> 60 days
Days

Needham *et al* (2000). Cancer Res, **60**: 1197-1201
Kong *et al* (2000). Cancer Res, **60**: 6950-6957

Celsion Corporation

Hepatocellular Carcinoma (HCC)
High Unmet Global Need

- **#5 most prevalent cancer globally**
  - Age-adjusted HCC incidence rates tripled in US between 1975 and 2005
  - 750,000 annual incidence worldwide; growing over 5% per year
  - By 2020, expected to be the #1 cancer, surpassing lung cancer
- **High mortality**
  - 5 year survival rate less than 10%
  - Median survival from time of diagnosis is generally 30 months
  - Cure, usually through surgery, is possible in fewer than 20% of patients
- **Local therapies include RFA, TACE, ethanol injection, cryoablation and radiation therapy**
  - RFA is the predominant treatment for non-resectable liver cancers with average local recurrence rate of 50%+/-
  - Efficacy is limited by tumor size (≤3 cm)

Celsion Corporation

RF Ablation + ThermoDox
Benefit for smaller lesions

"Expanding the Treatment Zone"

- ***RFA misses micro-metastases outside ablation zone***
- **RFA+Thermodox: Infuse Thermodox ~15 min. prior to RFA**
- **Drug concentrates in the "Thermal Zone"**
- **Ablation releases doxorubicin in "Thermal Zone," expanding treatment area and destroying micro-metastases**



ThermoDox
Ablation Zone
Thermal Zone
RFA Electrode

Celsion Corporation

ThermoDox / RF Ablation
Greater Improvement for Larger Lesions

Larger lesions require multiple overlapping ablations:





<u>Without ThermoDox</u>
Room for micro-metastases to survive

<u>With ThermoDox</u>
Overlapping clefts address micro-metastases and expand kill zone

RFA + ThermoDox

Dox Deposition surrounding the ablation



Effect of RFA on Doxorubicin Deposition
Doxorubicin µg/g Tissue
0
2
4
6
8
10
free
lipo
center
just inside
just outside
1-2cm
2-3cm
6-13cm

Celsion Corporation

Phase I Liver Cancer Results

Highly Suggestive of Clinical Activity

- 2 Clinical Sites: NCI (USA) and Queen Mary Hospital (Hong Kong)
- Single dose treatment; 50mg/m² MTD established
- No unanticipated SAE or AE experience

Ablation Volume increases with the addition of ThermoDox

RFA Alone



400x10³
300
200
100
0
Volume (mm³)
0
40
Days Post RFA

RFA + ThermoDox



200x10³
150
100
50
0
Volume (mm³)
0
28
Days Post RFA

Pre-treatment



11 weeks post-treatment



20 weeks post-treatment



Treatment Zone Increases

Evidence of clinical activity presented by Dr. B. Wood, NCI at the 2007 ASCO-GI Conference.

Phase I Liver Cancer Results

High Response Rate and Direct Dose Correlation

Phase I

Dose (mg/m^2)	**Diagnosis**	**Time to progression** (days)
20	MLC, n = 2 HCC, n = 1	**32**
30	MLC, n = 4 HCC, n = 2	**53**
40	MLC, n = 3 HCC, n = 3	**145**
50	MLC, n = 5 HCC, n = 1	**185**

Phase I data presented at IHPBA Conference, Mumbai, India, February, 2008. Dr. R Poon

Celsion Corporation

Phase I Liver Cancer Results

Highly Suggestive of Clinical Activity in HCC Patients

Phase I Data HCC Only Patients

<table>
<tr><th>ThermoDox Dose (mg/mm)</th><th>Tumor Size (cm)</th><th>RFA Type
P = percutaneous
OS = open surgical</th><th>Time (days)</th><th>Treatment Failure</th><th>Median By Dose</th><th>Median Time ≤ 40 mg/mm</th><th>Median Time ≥ 50 mg/mm</th></tr>
<tr><td>20</td><td>3.1</td><td>P</td><td>80</td><td>Y</td><td>80</td><td rowspan="3">125</td><td rowspan="6">156</td></tr>
<tr><td>30</td><td>1.7</td><td>OS</td><td>188</td><td>Y</td><td rowspan="2">157</td></tr>
<tr><td>30</td><td>2.9</td><td>OS</td><td>125</td><td>Y</td></tr>
<tr><td>40</td><td>1.7</td><td>OS</td><td>85</td><td>Y</td><td rowspan="3">355</td><td rowspan="6">346</td></tr>
<tr><td>40</td><td>2.1</td><td>OS</td><td>427</td><td>Y</td></tr>
<tr><td>40</td><td>3.1</td><td>OS</td><td>355</td><td>Y</td></tr>
<tr><td>50</td><td>6.5</td><td>P</td><td>374</td><td>Y</td><td>374</td><td rowspan="3">337</td></tr>
<tr><td>60</td><td>Not Reported</td><td>P</td><td>122</td><td>N</td><td rowspan="2">+229*</td></tr>
<tr><td>60</td><td>2.5</td><td>OS</td><td>337</td><td>N</td></tr>
</table>

* At the 60 mg/mm dose level, no patients were found to be a treatment failure. Therefore, the 229 day median must be greater

Celsion Corporation

Phase I Liver Cancer Results

Highly Suggestive of Clinical Activity

Manuscript: Poon, Borys, Expert Opinion, Pharmcother, 2009

Table 3. Phase I RFA/LTLD time to treatment failure (TTF) by primary site, tumor size, RFA type, and LTLD dose.

Factor	Failed	Censored	Median TTF (days)	p-Value
Primary site				
Liver	7	2	355	0.2227
Other	13	2	64	
Tumor size				
< 3.0 cm	6	2	156	0.4135
> 3.0 cm	14	1	86	
RFA Type				
Open surgical	6	1	188	0.4315
Percutaneous	14	3	80	
LTLD dose				
< 50 mg/mm	15	0	80	0.038
≥ 50 mg/mm	5	4	374	

Celsion Corporation

BCLC Staging System and Treatment
> 50% of Intent To Cure Receive RFA


HCC
Stage 0
PST 0, Child–
Stage A–C
PST 0–2, Child–Pugh A–B
Stage D
PST >2, Child–Pugh C
Very early stage (0) 1 HCC <2cm
Early stage (A) 1 HCC or 3 nodules <3cm, PST 0
Intermediate stage (B) Multinodular, PST 0
Advanced stage (C) Portal invasion, N1, M1, PST 1–2
End stage (D)
1 HCC
3 nodules ≤3cm
Portal pressure/ bilirubin
Increased
Associated diseases
Normal
No
Yes
Resection
Transplantation
RFA
TACE
Sorafenib
Symptomatic treatment
Curative treatments
Palliative treatments
15%
5%
25%
25%
30%

Celsion Corporation

Modified BCLC Staging Criteria

ThermoDox Expands RFA Reach; Adds Order to Treatment Strategy



HCC
Stage 0
PST 0, Child–
Stage A–C
PST 0–2, Child–Pugh A–B
Stage D
PST >2, Child–Pugh C
Very early stage (0)
1 HCC <2cm
Early stage (A)
1 HCC or 3 nodules <3cm, PST 0
Intermediate stage (B)
Multinodular, PST 0
Advanced stage (C)
Portal invasion, N1, M1, PST 1–2
End stage (D)
1 HCC
3 nodules ≤3cm
Portal pressure/ bilirubin
Increased
Associated diseases
Normal
No
Yes
Resection
Transplantation
RFA + ThermoDox
Sorafenib
Symptomatic treatment
Curative Treatments
Palliative treatments

Celsion Corporation

Phase III HEAT Study

Regulatory Strategy Accelerates Approval, Minimizes Uncertainty

Accelerated Trial

- SPA granted in 2008 — Ph 1 → Ph 3 supported by 10 International regulatory agencies
- Accelerated endpoint — PFS ~12 months after last patient

Accelerated NDA

- Fast track granted — Rolling NDA Submission in 2011/ 505b(2) Eligible
- Priority review — 6 months PDUFA

- Orphan drug designation — 7 year US Market Exclusivity; 10 year EU Market Exclusivity
- NIH-designated Priority Trial — CDC growing healthcare issue

HEAT Study — Hepatocellular Carcinoma Study of RFA and ThermoDox®

Celsion Corporation

Phase III HEAT Study

Randomized, Double Blind, Placebo Controlled

- **Primary Endpoint (per SPA):** Progression Free Survival
- **Secondary Endpoints:** Overall survival, time to local recurrence, time to definite worsening and safety

Gen Eligibility:

- Non-resectable HCC
- No more than 4 lesions
- At least 1 lesion > 3cm and none > 7cm
- No previous treatment
- Child-Pugh A or B

Stratification:

- Lesion size: 3-5 vs >5-7
- RFA technique:
  - open surgical
  - laparoscopic or
  - percutaneous

Randomize 1:1

n=300 → **ThermoDox® plus RFA**

n=300 → **Dummy Infusion plus RFA**

HEAT Study
Hepatocellular Carcinoma Study of RFA and ThermoDox®

Celsion Corporation

Phase III HEAT Study

Status & Milestones

76 sites enrolling in 11 countries


USA & Canada
Italy
China
Japan
South Korea
Taiwan
Hong Kong
Philippines
Thailand
Malaysia

- **79% enrolled: 4–5 months to enrollment completion**
  - Rate may be favorably impacted by
    - Add’l clinical site in Italy added November 2010
      - National Referral Center for Liver Disease
    - Resumption of Japan enrollment
      - Enrollment in Japan paused for safety review by DMC
      - Regardless of timing, 60 patients required for PDMA review
      - Japan enrollment may continue after 600 pt. target reached
- **Blinded interim analysis at 190 PFS events expected Q2-2011**
  - 380 PFS events for primary end review
  - 372 Deaths for Overall Survival (OS) read out
- **Independent DMC evaluation conducted approx every 100 patients**
  - Latest recommendation to continue (September 2010)
  - Japan will continue with independent safety analysis

Celsion Corporation

ThermoDox

2nd Indication Recurrent Chest Wall (RCW) Breast Cancer

- **Breast cancer recurring in the chest wall affects ~35,000 post mastectomy patients in the US and Europe**
  - Up to 40% of women undergoing a mastectomy as primary treatment will experience local recurrence
  - Reappearance of cancer in the ipsilateral breast, chest wall, or skin overlying the chest wall
  - 60% of patients present with ulceration, bleeding and pain, highly debilitating and visible cancer



- **Prognosis is poor because most patients will go on to develop metastatic disease**
  - Limited treatment options – no standard of care
  - Radiation alone and systemic chemotherapy are ineffective
  - Local tumor control is a primary objective in these patients

DIGNITY Study
RCW study of ThermoDox® and microwave hYperthermia

Celsion Corporation

ThermoDox + Hyperthermia for RCW

Local Treatment Local Control


BSD 500

- ThermoDox 50mg/m2 IV in ½ liter D5W
- Hyperthermia applied to local lesion
- 45° C for 60 minutes
- Heat penetration 2-4 cm

- Doxorubicin is concentrated at the lesion
- Multiple cycles, up to 6

DIGNITY Study
RCW study of ThermoDox®
and microwave hYperthermia

Celsion
Corporation

Duke Phase I Data:
ThermoDox for RCW

- 16 patients, 100% show evidence of clinical activity SD, PR, or CR
- At 30 **mg/m²**, 6 of 6 subjects showed a clinical response with 2 Complete Responses (CR)

Limited Treatment Options → **Complete Response**

 → 

After 3 Cycles

 → 

After 4 Cycles

Phase I Data Presented at the ICHO Conference, Munich Ger, Ap'08

DIGNITY Study
RCW study of ThermoDox®
and microwave hYperthermia

Celsion
Corporation

RCW Phase I/II Trial Design

The DIGNITY Study

- **Phase I:** MTD of ThermoDox + mild hyperthermia.
- **Phase II (Registrational Trial):** To determine the Durable Complete Local Response rate following treatment with ThermoDox + mild hyperthermia.
  - Phase I enrolled, 50mg/m^2 dose established pending DMC agreement

Eligibility:

- Breast Cancer patients who have documented recurrence of breast cancer on the chest wall (or its overlying skin), who have had a mastectomy radiation and 2 courses of chemotherapy

Stratification:

- None

Phase I & II

N = 9

N =100

ThermoDox® plus hyperthermia

DIGNITY Study
RCW study of ThermoDox® and microwave hYperthermia

Celsion Corporation

ThermoDox

3rd Indication Metastasis Liver Cancer (MLC)

- **ThermoDox experience in 2 Phase I studies**
  - Treated 24 metastatic liver cancer patients from 9 primary sites
  - Local control and dose response relationship established

- **Phase II Study of ThermoDox in Colorectal MLC patients**
  - Multiple center study to commence following HEAT Study enrollment
  - Up to 92 patients to be enrolled
  - Initiation in Q1-2011



Breast
Lung
Adrenal
Pancreas
Colon

Celsion Corporation

Phillips Joint Research Agreement:
ThermoDox + MRI guided HIFU

- **ThermoDox in combination with High Intensity Focused Ultrasound (HIFU) for non-invasive treatment of inaccessible, difficult to treat solid tumors**
- **Broadens ThermoDox's reach to indications with significant need**
  - Bone metastases 4th indication, 240K US incidence
  - Pancreatic cancer 5th indication, 30K US incidence
- **Phase II protocol agreement**
  - FDA Meeting scheduled Feb 2011



Tumor
Pelvic Coil
Focal Plane
Coupling Pad
Degassed Water
MRI Table
Transducer
Positioning System

Celsion Corporation

Studied Cancers Represent High Unmet Need

ThermoDox addresses $billion + market

Region	Indication	2012	2013	2014	2015	2016
USA	HCC	28	29	31	32	34
USA	MLC	0	360	370	381	393
Europe	HCC	37	38	39	40	42
Europe	MLC	0	370	382	393	405
Asia-Pac	HCC	0	0	450	472	495
Total Incidence (thousands)		**66**	**797**	**1,272**	**1,318**	**1,369**
Revenue Potential (millions)		**$20**	**$236**	**$680**	**$1,160**	**$1,750**
Region	**Indication**					
USA	RCW (NDA 2012)	13	13	14	14	15
Europe	RCW	23	24	25	26	26
Total Incidence (thousands)		**36**	**37**	**39**	**40**	**41**
Revenue Potential (millions)		**$85**	**$264**	**$450**	**$740**	**$750**

Addressable Incidence by Approval Year

ThermoDox Commercialization Strategy

- **Global commercialization plans maximize shareholder value**
  - US strategy is to market and sell directly
  - Ex-US strategy is through license agreements with Pharma. partners

- **Japan license completed with Yakult Honsha in December 2008**
  - $2.5 million at signing and
  - $6.0 million in shared development costs
  - $18 million upon approval
  - Terms focused on commercial sales:
    - High double digit royalty
    - Supplier of ThermoDox at cost plus 35%



Celsion Corporation

Financial Summary
As of 9/30/2010

• **Cash and equivalents**	**$ 3.2 M**
• **Committed equity financing (June 2010)**	**$ 15.0 M**
• Transactions at will over 24 months at discount of 5% - 6%	
• Two draws in 2010 aggregating $1.4 M	
• **Expected 12 month operating average cash usage per month**	**~ $1.3 M**
• **Common shares outstanding**	**12.7 M**
• **52 Week PPS Range**	**$ 2.65 - $ 5.63**

Celsion Corporation

Management Team

Michael H. Tardugno President and Chief Executive Officer	Mylan Technologies Inc, Songbird Hearing, Bristol-Myers Squibb, Bausch & Lomb, Abbott Laboratories
Nicholas Borys, MD Vice President and Chief Medical Officer	Molecular Insight Pharmaceuticals, Cytogen Corp, Anthra Pharmaceuticals, Amersham Healthcare, Hoffmann La-Roche
Jeffrey W. Church Vice President and CFO	Alba Therapeutics, Novavax, GenVec, Meridian Medical Technologies
Robert Reed, PhD Exec Director, CMC & Technical Ops	XenoPort, Merck &Co, Liposome Company
Raj Prabhakar Exec Director, Business Development	Osiris Therapeutics, Protiveris, Swander Pace Capital, Wasserstein Perella, Harvard Medical School

Celsion Corporation

Near Term Milestones

Lead ThermoDox Program - HCC

- Ph III HCC Trial Enrollment Completion
- Ph III HCC Blinded Interim Analysis (190 PFS events)
- Rolling NDA Submission for HCC
- Ph III HCC Final Analysis (380 PFS events)
- 2nd License Agreement for ThermoDox

ThermoDox Pipeline Programs

- Complete Ph I RCW Dignity Trial
- IND filing Ph I/Ph II Protocol for Bone Met Study
- Initiate Ph II MLC Study

Celsion Corporation

Celsion Highlights

- Phase III oncology company addressing largest unmet need in oncology, HCC
- Technology provides highly effective targeted delivery of known chemotherapeutics
  - Significantly increases likelihood of technical success
  - Reduces regulatory risk
  - Accelerates market adoption
- ThermoDox is in two Registrational trials with rolling NDA expected to begin in 2011
- Target indications represent billion dollar global market opportunity
- Technology platform expandable to include additional therapeutics and indications
- Management team focused on execution

Celsion Corporation

Celsion Corporation

Celsion Corporation
10220 Old Columbia Road
Suite L
Columbia, MD 21046

P 410-290-5390
F 410-290-5319

www.celsion.com